Mark A. Roche

Senior Vice President, General

Counsel and Secretary

            FORTUNE

                BRANDS

April 28, 2006

VIA FACSIMILE (202-772-9368) AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Fortune Brands, Inc.
Registration Statement on Form S-4
File No. 333-131990

Ladies and Gentlemen:

The undersigned Registrant will file on Friday, April 28, 2006, Amendment No. 3 to the above-referenced Registration Statement. Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned Registrant hereby requests that the effective date of the above-referenced Registration Statement, as amended, be accelerated so that the same will be effective at 3:00 p.m. (Eastern Daylight Time) on Friday, April 28, 2006, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, accelerate the effectiveness of the Registration Statement, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in accelerating the effectiveness of the Registration Statement, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in accelerating the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Greg Bynan at (312) 558-7342 to provide notice of the effectiveness of the Registration Statement.

Very truly yours, FORTUNE BRANDS, INC.

By:	/s/ MARK A. ROCHE
Name:	Mark A. Roche
Title:	Senior Vice President, General Counsel and Secretary

cc:	Craig Slivka

Greg Bynan